Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 19, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's initiates process for Emergency Use Authorization of Sputnik V.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's initiates process for Emergency Use Authorization of Sputnik V

Hyderabad, India, February 19, 2021	For Immediate Release

Hyderabad, India. February 19, 2021— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that it has initiated the process with the Drugs Controller General of India (DCGI) for Emergency Use Authorization (EUA) of the well-studied human adenoviral vector-based platform vaccine candidate, Sputnik V.

As part of the review process, Dr. Reddy’s will present the safety profile of the phase 2 study, and interim data of the phase 3 study, which is expected to complete by 21st February 2021.

In September 2020, Dr. Reddy’s partnered with the Russian Direct Investment Fund (RDIF) to conduct the clinical trials of the Sputnik V and for its distribution rights in India. The vaccine is currently undergoing the phase 3 clinical trial in India. Sputnik V has demonstrated an efficacy rate of 91.6% in the interim analysis of the phase 3 clinical trial, which included data on 19,866 volunteers in Russia, who received both the first and second doses of the vaccine. Sputnik V maintained a consistent efficacy at 91.8% even among the group of 2,144 volunteers over 60 years old.

G V Prasad, Co-chairman and Managing Director, Dr. Reddy’s Laboratories said, “The efficacy of Sputnik V was reported to be 91.6 % by the Lancet, which is an impressive development in the fight against COVID-19. The initiation of the EUA process will be a critical step forward for us in ensuring speedy access to the Sputnik V vaccine in India.”

Sputnik V developed by the Gamaleya National Research Institute of Epidemiology and Microbiology was registered by the Ministry of Health of Russia on 11th August 2020 and became the World’s first registered vaccine against COVID-19 based on the human adenoviral vector platform. More than 250 clinical studies over two decades have proven the safety, efficacy, and lack of negative long-term effects of adenoviral vaccines. Sputnik V is one of only three vaccines in the world with an efficacy of 91.6% and has most authorizations granted with 26 countries globally. The vaccine has already been administered to more than 2 million people worldwide.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”